UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

5 February 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom investing in core infrastructure upgrade

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 5 February 2013	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

MEDIA RELEASE

Tuesday, 5 February 2013

TELECOM INVESTING IN CORE INFRASTRUCTURE UPGRADE

Telecom New Zealand announced today that it has contracted Alcatel-Lucent to upgrade the telecommunications provider’s core transport network to a converged 100Gbps Optical Transport Network (100G OTN) this calendar year.

Telecom Chief Technology Officer David Havercroft said “this investment is about squeezing more bandwidth out of the same amount of fibre. It will give Telecom’s network unequalled reliability, capacity and performance, and will be crucial to achieving our vision of a data-driven future for New Zealand.”

The 100G OTN is a next-generation, industry-leading protocol for the electronics that power Telecom’s core fibre network — the fibre ‘backbone’ that transports both mobile and fixed services up and down New Zealand. It brings unprecedented efficiency for Telecom when it comes to transporting multiple services on a single optical network.

The technology is also scalable, and so will build capacity into the network for the data demand growth expected from new technologies (such as Ultra Fast Broadband). It will therefore support advanced business services such as high-definition video, high-speed internet access, voice-over-IP and the content delivery networks needed to enable movie processing and high-speed data links for internet servers.

Andrew Miller, managing director of Alcatel-Lucent in New Zealand said, “we’re delighted to be partnering with Telecom on something that will bring huge benefits to New Zealand. Our optical transport offering, which is unique in the industry and proven in the global market, will expand capacity in the network and help ensure the best experience possible for Telecom New Zealand’s customers accessing high-bandwidth services over the nationwide network.”

Equipment for building the OTN has arrived in the country and Alcatel-Lucent technicians will begin a staged rollout from around the middle of this calendar year.

Mr Havercroft said that Telecom’s investment in the OTN would also drive cost efficiencies by delivering services faster and on a larger scale.

ENDS

ABOUT TELECOM

Telecom New Zealand is New Zealand’s largest telecommunications company. It provides information and communication technology (ICT) services to more than one million fixed line residential and small business customers, more than two million consumer and business mobile customers, and services more than 800,000 broadband connections.

Telecom works for its customers through the Telecom Retail division, which supports residential and small business customers, and its ICT division Gen-i, which supports corporate, government and business clients.

The company owns and operates significant national infrastructure, including the XT mobile network and the core fibre optic network that connects New Zealand’s major towns and cities. It also owns AAPT, an Australian telecommunications company and has a 50% share in the Southern Cross international cable network.

Telecom also contributes generously to the community through the Telecom Foundation, the umbrella organisation for the company’s charitable and community-based initiatives.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission — Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent

FOR MEDIA ENQUIRIES, PLEASE CONTACT:

Lucy Jackson

Media and PR Manager Retail

Telecom New Zealand

Ph: +64 21 070 6197

lucy.jackson@telecom.co.nz